UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-15449

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

The Stewart EnterprisesEmployees’
Retirement Trust
(A Profit Sharing Plan)

B. Name of issuer of the securities
held pursuant to the plan
and the address of its principal office:

Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, LA 70121

Stewart Enterprises
Employees’ Retirement Trust

(A Profit Sharing Plan)
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Stewart Enterprises Employees’ Retirement Trust
Index
December 31, 2003 and 2002

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Stewart Enterprises Employees’ Retirement Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Stewart Enterprises Employees’ Retirement Trust (a profit-sharing plan) (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
August 5, 2004

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value
Cash equivalents	$8,079,502	$7,961,984
Mutual funds — fixed income	19,547,893	17,406,335
Mutual funds — equity	19,663,195	15,254,479
Mutual funds — mixed	10,636,248	8,219,159
Stewart Enterprises Company Stock Fund	10,414,203	10,895,519
Participant loans	2,322,558	2,240,602

Total investments	70,663,599	61,978,078

Receivables
Employer contributions	599,880	1,594,512
Employees contributions	46,372	71,812

Total receivables	646,252	1,666,324

Total assets	71,309,851	63,644,402

Liabilities
Excess employer contributions	98,433	—

Net assets available for benefits	$71,211,418	$63,644,402

The accompanying notes are an integral part of these financial statements.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to
Investment income (loss)
Net appreciation (depreciation) in investments	$8,380,286	$(7,339,868)
Interest and dividends	1,365,569	1,340,904

Total investment income (loss)	9,745,855	(5,998,964)

Contributions
Employer	2,070,079	3,087,703
Employees	4,368,868	4,850,001
Rollovers	135,446	39,304

Total contributions	6,574,393	7,977,008

Deductions from net assets attributed to
Benefits and withdrawals paid to participants	6,660,494	6,540,966
Loan fees	29,054	25,704

Total deductions	6,689,548	6,566,670

Net increase (decrease) prior to net transfers (to) from other plans	9,630,700	(4,588,626)
Transfer (to) from other Plan, net	(2,063,684)	154,068

Net increase (decrease)	7,567,016	(4,434,558)
Net assets available for benefits
Beginning of year	63,644,402	68,078,960

End of year	$71,211,418	$63,644,402

The accompanying notes are an integral part of these financial statements.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2003 and 2002

1.	Plan Description

The following description of Stewart Enterprises Employees’ Retirement Trust (a profit-sharing plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan, which is a defined contribution plan under the Internal Revenue Code, was established by Stewart Enterprises, Inc. (the “Company”), the Plan sponsor, for the benefit of its employees. The Plan became effective January 1, 1981. Individuals employed by the Company or certain of its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service.

Plan Administration

The administration of the Plan is the responsibility of the Company. The Company has designated the Administrative and Investment Committee as Plan Administrator. Administrative expenses incurred by the Plan are paid by the Plan unless paid directly by the Company. The responsibility for the investment, reinvestment, control and disbursement of the funds rests with Reliance Trust Company (“Trustee”) and Massachusetts Financial Services (“Agent”) acting as the agent of the Trustee and record keeper to the Plan, respectively.

Contributions

Effective January 1, 2003, eligible employees may contribute 100% of compensation to the Plan on a before or after-tax basis. Pre-tax contributions are limited by the Internal Revenue Code (IRC) to $12,000 in 2003 and $11,000 in 2002. The Plan does not allow Highly Compensated Employees (as defined in the IRC) to contribute more than 6% of their compensation to the Plan. Effective January 1, 2002, eligible employees who attain age 50 before the end of the plan year are eligible to make “catch-up” contributions to the Plan not exceeding $2,000 in 2003 and $1,000 in 2002. For the years ended December 31, 2003 and 2002, the annual compensation of each participant taken into account in determining allocations for any Plan year shall not exceed $200,000, as adjusted for cost-of-living increases. Employee contributions are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed, limited to 5% of an employee’s eligible compensation. Eligible employees may contribute to the Plan each pay period through payroll deductions.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, the Stewart Enterprises Company Stock Fund and a money market fund as investment options for participants.

The Plan experienced two operational errors affecting the amount of Company matching contributions received for the plan year ended December 31, 2003. The measurement period to determine Company matching contributions is defined as the calendar year coinciding with the Plan Year. Administratively, the Company matching contribution is allocated to participant accounts on a monthly basis. This requires a monthly adjustment of Company matching contributions as participant contribution percentages increase or decrease. Additionally, an annual adjustment is performed to re-establish the annual measurement period considering changes in compensation and contribution rates during the year.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2003 and 2002

During the February 2003 monthly allocation, an administrative oversight occurred, in which the monthly Company match allocation failed to consider employee contributions from the previous month. This resulted in the amount of required Company matching contributions being overstated and over contributed to participant accounts in subsequent months. The total over contribution for the year amounted to $98,433. This amount is reflected as a liability to the Plan to recoup amounts contributed to participants in excess of what they were entitled.

Additionally, the annual adjustment to re-establish the annual measurement period was not performed resulting in the under contribution of $8,716 to various participants. The additional contributions are reflected as additional employer contributions receivable.

Both the errors described above have been assessed and were assigned for correction by acceptable procedures as prescribed in the IRS Employee Plans Compliance Resolution Systems at the time of the financial statements release.

The Company’s discretionary contribution to the Plan is determined each year by the Administrative and Investment Committee and submitted to the Chief Executive Officer for approval. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If an employee terminates and is not vested, the account is forfeited and reallocated to participants who are entitled to receive an allocation of discretionary employer contributions for the year. It will be allocated to those participants in the same manner as are discretionary employer contributions. The Company contributed $1,587,064 and $1,642,249 in matching contributions to the Plan in 2003 and 2002, respectively. Additionally, the Company made $483,015 and $1,445,454 of discretionary contributions in 2003 and 2002, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching and discretionary contributions, (b) Plan earnings or losses, and (c) forfeitures of terminated participants’ non-vested matching and discretionary accounts and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, which participants become 100% vested after three years of credited service.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2003 and 2002

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.00% to 11.50% per year, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. The term of the loans can range between a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.

Payments of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

Forfeited Accounts

At December 31, 2003 and 2002, forfeited non-vested accounts totaled $166,430 and $123,012, respectively. These accounts will be allocated to the participants in the same manner as the Company’s discretionary contribution. The amount of unallocated forfeitures as of December 31, 2003 and 2002 was approximately $645,000 and $479,000, respectively.

2.	Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.

Investment Valuation and Income Recognition

The Plan’s mutual fund investments are stated at net asset value. Quoted market prices are used to determine net asset value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2003 and 2002

Risk and Uncertainties

The Plan invests in a combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Investments

Information relative to investments at December 31, 2003 and 2002, is as follows:

	2003	2002
* MFS Fixed Fund — Institutional Series	$8,079,502	$7,961,984

Mutual Funds — fixed income
* MFS Bond Fund	11,427,968	12,003,470
* Legg Mason Value Trust Fund	8,119,925	5,402,865

	19,547,893	17,406,335

Mutual Funds — equity
* Massachusetts Investors Trust	9,549,310	8,855,678
MFS New Discovery Fund	1,096,595	723,458
MFS Emerging Growth Fund	3,014,933	2,300,414
Legg Mason Special Investment Fund	1,820,987	853,982
MFS Global Equity Fund	2,631,902	2,002,239
MFS Core Growth Fund	273,684	168,263
Legg Mason Opportunity Trust	1,192,975	350,445
Royce Total Return Trust	82,809	—

	19,663,195	15,254,479

Mutual Funds — mixed
MFS Asset Allocation Fund — Aggressive	—	3,158,983
* MFS Asset Allocation Fund — Moderate	—	3,717,508
MFS Asset Allocation Fund — Conservative	—	1,342,668
* MFS Asset Allocation Option — Growth	4,338,144	—
* MFS Asset Allocation Option — Moderate	4,852,270	—
MFS Asset Allocation Option — Conservative	1,445,834	—

	10,636,248	8,219,159

* Stewart Enterprises Company Stock Fund**	10,414,203	10,895,519

Participant loans	2,322,558	2,240,602

	$70,663,599	$61,978,078

*	Denotes investment exceeds 5% of the net assets available for benefits.

**	A portion of this fund was non-participant directed until October 1, 2002. Additionally, it included $414,892 and $334,165 of uninvested cash at December 31, 2003 and 2002 (see Note 4).

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2003 and 2002

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$8,704,646	$(6,530,621)
Stewart Enterprises Company Stock Fund	(324,360)	(809,247)

Net appreciation (depreciation) in investments	$8,380,286	$(7,339,868)

4.	Stewart Enterprises Company Stock Fund (“The Fund”)

The Fund is a blend of Stewart Enterprises, Inc. Class A Common Stock and cash, and is not a mutual fund. Participants are allowed to direct their contributions as well as employer matching contributions to the Fund. Profit sharing contributions to the Fund by the Company were not participant directed through September 30, 2002. As of October 1, 2002, all contributions, including profit sharing contributions, are participant directed. The value of the individual units is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.

Information about the net assets and the significant components of the changes in net assets relating to the Fund is as follows:

	December 31,
	2003	2002
Net assets:
Stewart Enterprises Company Stock Fund (including uninvested cash of $414,892 and $334,165 at December 31, 2003 and 2002)	$10,414,203	$10,895,519

	For the Year Ended
	December 31,
	2003	2002
Changes in net assets
Employer contributions	$1,494,251	$1,362,528
Employees contributions	131,207	166,829
Net depreciation	(324,360)	(809,247)
Benefits and withdrawals paid to participants	(922,253)	(1,085,181)
Net transfers to other plans	(277,617)	—
Transfers to other participant directed investments	(576,496)	(549,996)
Other	(6,048)	(7,763)

	$(481,316)	$(922,830)

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Notes to Financial Statements
December 31, 2003 and 2002

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.

6.	Spin-off of Puerto Rico Assets

Effective January 1, 2003, the Plan is no longer being offered to the Company’s Puerto Rico employees. The Plan spun-off to the Stewart Enterprises Puerto Rico Employees Retirement Trust (SEPRERT) all the assets and liabilities of the Plan associated with the account balances maintained by the Plan for these employees. Total amount transferred to the SEPRERT during 2003 was $2,059,345, which is included in the Transfer (to) from other Plan line on the Statements of Changes in Net Assets Available for Benefits.

7.	Tax Status

The Plan obtained its latest determination letter on October 26, 2000, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter but the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Agent. The Agent is the recordkeeper as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Any transactions involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA.

Participants may elect to invest in the common stock of the Company, the sponsor of the Plan. In 2003, the Plan sold 373,127 shares of Company common stock with a market value of $2,036,866. In 2002, the Plan sold 221,458 shares of Company common stock with a market value of $1,323,431. Realized losses, net related to the sale of Company stock by the Plan were $524,088 and $50,782 for the years ended December 31, 2003 and 2002, respectively, which is included in the net depreciation line of the changes in net assets section of Footnote 4. Unrealized gains (losses), net related to the Company stock held by the Plan was $199,728 and $(758,465) for the years ended December 31, 2003 and 2002, respectively.

Stewart Enterprises Employees’ Retirement Trust
(A Profit-Sharing Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2003
EIN # 720693290, Plan #001

	(b) Identity of Issuer, Borrower,	(c) Description of	(e) Current
(a)	Lessor or Similar Party	Investment	Value
*	MFS Fixed Fund — Institutional Series	Money Market	$8,079,502

			8,079,502

*	MFS Bond Fund	Mutual Fund — Fixed Income	11,427,968
	Legg Mason Value Trust Fund	Mutual Fund — Fixed Income	8,119,925

			19,547,893

*	Massachusetts Investors Trust	Mutual Fund — Equity	9,549,310
*	MFS New Discovery Fund	Mutual Fund — Equity	1,096,595
*	MFS Emerging Growth Fund	Mutual Fund — Equity	3,014,933
	Legg Mason Special Investment Fund	Mutual Fund — Equity	1,820,987
*	MFS Global Equity Fund	Mutual Fund — Equity	2,631,902
*	MFS Core Growth Fund	Mutual Fund — Equity	273,684
	Legg Mason Opportunity Trust	Mutual Fund — Equity	1,192,975
	Royce Total Return Trust	Mutual Fund — Equity	82,809

			19,663,195

*	MFS Asset Allocation Option — Growth	Mutual Fund — Mixed	4,338,144
*	MFS Asset Allocation Option — Moderate	Mutual Fund — Mixed	4,852,270
*	MFS Asset Allocation Option — Conservative	Mutual Fund — Mixed	1,445,834

			10,636,248

*	Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
	(including $414,892 of uninvested cash)	Class A Common Stock and Cash	10,414,203

*	Participant loans	Interest rates ranging from 6.00% to 11.50% and maturing from January 1, 2003 to January 13, 2009	2,322,558

	Total assets held		$70,663,599

*	Denotes a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc. (Administrator of the Stewart Enterprises Employees’ Retirement Trust (A Profit Sharing Plan))
October 14, 2004	/s/ KENNETH C. BUDDE
Kenneth C. Budde
Chief Executive Officer and Chief Financial Officer

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT-SHARING PLAN)

Exhibit
Number
23.1	Consent of Independent Registered Public Accounting Firm